BB 3/12 *



SECURITIE 07003800 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33133 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



500 W. Jefferson Street
(No. and Street)

| Louisville | Kentucky | 40202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 220 W. Main Street, Suite 2100 | Louisville | Kentucky | 40202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# AFFIRMATION

We, James R. Allen and Paul J. Moretti, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, Inc. for the year ended December 31, 2006, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (credits $4,795).



James R. Allen — February 23, 2007 (Date)

Chief Executive Officer
Title



Paul J. Moretti — February 23, 2007 (Date)

Chief Financial Officer
Title



Notary Public

My Commission expires: October 27, 2009

J.J.B. Hilliard, W.L. Lyons, Inc.
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

# Deloitte.

**Deloitte & Touche LLP**
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
Fax: +1 412 338 7380
www.deloitte.com


SEC
PROCESSING
SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
202

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors and Shareholder of
J.J.B. Hilliard, W. L. Lyons, Inc.

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") as of December 31, 2006, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over its financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2007

J.J.B. Hilliard, W.L. Lyons, Inc.

Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 21,423,553 |
| Securities owned, at market value | 74,590,033 |
| Receivables from brokers, dealers and clearing organizations | 11,230,622 |
| Receivables from customers | 175,004,873 |
| Receivables from affiliate | 2,068,277 |
| Notes receivable from employees | 6,962,947 |
| Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $15,982,673) | 4,288,612 |
| Goodwill | 112,791,332 |
| Deferred income taxes | 5,033,752 |
| Other | 34,323,675 |
| TOTAL ASSETS | $447,717,676 |
| | |
| **LIABILITIES** | |
| Drafts payable | $ 38,767,426 |
| Subordinated liability | 210,000,000 |
| Securities sold, not yet purchased, at market value | 2,173,188 |
| Payables to brokers, dealers and clearing organizations | 12,058,476 |
| Payables to customers | 105,081,665 |
| Payables to affiliate | 9,662,816 |
| Accrued compensation and employee benefits | 34,434,706 |
| Other | 14,044,720 |
| TOTAL LIABILITIES | 426,222,997 |
| | |
| **SHAREHOLDER'S EQUITY** | |
| Common stock, no par value | |
| Authorized: 1,000 shares | |
| Issued: 566 shares | 3,686,486 |
| Additional paid in capital | 22,301,645 |
| Accumulated deficit | (4,493,452) |
| Total shareholder's equity | 21,494,679 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $447,717,676 |

*See accompanying Notes to Statement of Financial Condition.*

J.J.B. Hilliard, W.L. Lyons, Inc.

Notes to Statement of Financial Condition

December 31, 2006

**1. Business**

J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") is a wholly owned subsidiary of PNC HL Holding Corp. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), various other exchanges and the National Association of Securities Dealers, Inc. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking, asset management and correspondent clearing. The Company, headquartered in Louisville, Kentucky, serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States.

**2. Accounting Policies**

**Use of Estimates**

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

**Fair Value of Financial Instruments**

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed and other receivables are carried at cost, which approximates fair value due to their short-term maturities. Customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, are charged interest rates similar to other such loans made throughout the industry which approximates fair value. The Company's subordinated liability and short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts which approximate fair value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "*Fair Value Measurements*", which defines fair value and establishes a framework for measuring fair value which includes permissible valuation techniques and a hierarchy of inputs utilized in the measurement process. This statement applies whenever other accounting standards require or permit fair value measurement. The Company anticipates applying SFAS No. 157 prospectively beginning January 1, 2008, as required. The Company is currently evaluating the impact of SFAS No. 157 and does not believe that adoption will have a significant impact on the statement of financial condition.

**Securities Transactions**

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value based upon quoted market prices. Customers' securities transactions are reported on a settlement date basis.

**Securities Borrowed**

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

**Depreciation and Amortization**

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

**Exchange Memberships**

Exchange memberships are carried at the lower of cost or market.

**Goodwill**

In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets,*" goodwill is no longer amortized, but rather is tested for impairment annually. During 2006, the Company performed the required impairment test and determined that no impairment existed.

**Income Taxes**

The Company is a participant in a master tax sharing agreement with PNC and its subsidiaries. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

In July 2006, FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" was issued. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in the statement of financial condition and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. For the Company, this

guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. The Company has not yet determined the impact on the financial statements of adoption of FIN 48.

**New Accounting Pronouncements**

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115."* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. For the Company, the election to apply the standard and measure certain financial instruments at fair value would be effective prospectively beginning January 1, 2008. The Company has not yet determined the impact on the financial statements of adoption of SFAS No. 159.

**3. Securities Owned and Securities Sold, Not Yet Purchased – at market value**

| December 31, 2006 | **Owned** | **Sold, Not Yet Purchased** |
|---|---|---|
| U.S. Government and federal agency obligations | $ 2,421,579 | $ 265,357 |
| State and municipal government obligations | 8,470,476 | |
| Corporate obligations | 728,908 | 351,422 |
| Stocks | 6,020,237 | 679,130 |
| Other | 56,948,833 | 877,279 |
| | $74,590,033 | $2,173,188 |

U.S. Government obligations owned with a market value of approximately $1.2 million, which are included in the table above, were pledged as collateral with a clearing organization at December 31, 2006. Other securities owned primarily represents an investment of $56.6 million in a money market fund managed by an affiliate.

**4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

| December 31, 2006 | **Receivable** | **Payable** |
|---|---|---|
| Securities failed-to-deliver / receive | $ 1,256,704 | $ 7,882,048 |
| Securities borrowed | 5,831,600 | |
| Amounts due from / to brokers and dealers through clearing organizations | 2,471,566 | 2,327,664 |
| Other | 1,670,752 | 1,848,764 |
| | $11,230,622 | $12,058,476 |

Receivables related to securities failed-to-deliver or securities borrowed are collateralized by the underlying securities.

At December 31, 2006, the Company obtained securities with a fair value of $5.6 million under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

**5. Notes Receivable from Employees**

From time to time, the Company will loan money to certain qualifying individuals at their time of hire. These payments are secured by promissory notes with maturities ranging from three to ten years and bear interest based on the current market rate at the time of issuance. The notes are payable on demand in the event the employee terminates prior to the maturity date of the loan. The Company will also enter into a separate bonus agreement with these individuals, which allows them to earn a bonus each year to assist in the repayment of the note. The bonus is contingent on the continued employment of the individuals.

**6. Short-Term Borrowings**

At December 31, 2006, the Company had no short-term borrowings. At December 31, 2006, the Company had aggregate unused secured lines with various institutions totaling $388.0 million, including $300.0 million from an affiliate and aggregate unused unsecured lines with various institutions totaling $70.0 million, including $50.0 million from an affiliate.

**7. Subordinated Liability**

The Company has a subordinated loan in the amount of $210.0 million from the Parent, which is included as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The subordinated loan is unsecured, scheduled to mature in October 2008 and has a variable interest rate based on LIBOR plus two hundred basis points (2%) adjusted on a quarterly basis (7.37% at December 31, 2006).

The Company also has a variable rate revolving subordinated credit facility in the amount of $100.0 million from the Parent. No amount was drawn on this facility at December 31, 2006.

**8. Financial Instruments with Off-Balance Sheet Risk**

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or

other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At December 31, 2006, the value of customer margin securities was $2.1 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had utilized $52.5 million of these available securities as collateral for margin deposit requirements with clearing organizations. Additionally, the Company utilized $13.8 million of available securities with clearing organizations as collateral for bank loans. At December 31, 2006, the Company had no bank loans outstanding. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

**9. Regulatory Matters**

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1. The Company calculates its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash dividends and other payments would be precluded if the ratio falls below 5% of aggregate debit items. At December 31, 2006, the Company's ratio of net capital to aggregate debits was 39.32 to 1. Net capital was $79.8 million, which exceeded the minimum required amount by $75.8 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine,

among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

**10. Commitments**

The Company reviews for guarantees following FASB Interpretation No. 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2006.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, the Company does maintain specific insurance coverage for protection in the event of signature fraud.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged securities valued at $52.5 million. At December 31, 2006, the amounts on deposit satisfied the minimum margin deposit requirement of $27.6 million.

The Company has entered into various agreements with vendors for services that include cancellation clauses expiring in 2007 and 2008. Remaining payments required under these cancellation clauses are $5.4 million and $0.5 million, respectively. At December 31, 2006, none of these agreements had been cancelled.

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2007 and 2011. Certain of these leases contain renewal options and include a provision for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases are as follows:

| | |
|---|---|
| 2007 | $ 4,340,000 |
| 2008 | 3,231,000 |
| 2009 | 2,330,000 |
| 2010 | 1,327,000 |
| 2011 | 579,000 |
| Thereafter | |
| Total | $11,807,000 |

From October 2006 through December 2006, the Company occupied, rent free, a portion of the PNC Plaza building located in Louisville, KY, a property owned by an affiliate of the Company. No formal lease agreement between the Company and the affiliate existed for this arrangement as the sale of the building to a third party is expected to occur sometime in the first half of 2007.

**11. Litigation**

In the normal course of business, the Company is subject to various regulatory investigations and pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

**12. Employee Benefits**

The Company sponsors a contributory profit sharing plan, which covers substantially all employees. Company contributions to the plan include a base contribution for those participants employed at December 31, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee. An affiliate manages certain assets of the profit sharing plan on the Company's behalf at no cost to the Company.

Full-time employees with six months and part-time employees with twelve months of continuous employment with the Company are eligible to participate in the PNC Employee Stock Purchase Plan at the commencement of the next six-month offering period. Participants may purchase PNC common stock at 95% of the fair market value on the last day of each six-month offering period. The tax benefits associated with disqualifying dispositions of stock acquired under this plan reduced taxes currently payable and are recorded as an increase to additional paid in capital on the statement of financial condition.

**13. Other Related Party Transactions**

Cash includes cash on deposit with an affiliate of $10.3 million. Securities owned includes an investment of $56.6 million in a money market fund managed by an affiliate. Both the cash on deposit and the money market fund balance with affiliates is available for use against drafts payable to customers of $38.8 million due to cross-collateral provisions.

The Company receives investment advisory fees for managing certain affiliated mutual funds and also performs shareholder accounting and administrative services for certain affiliated mutual funds. At December 31, 2006, included in other receivables is $373,000 and $770,000 for investment advisory fees and shareholder accounting and administrative services, respectively.

The Company performs shareholder accounting and administrative services for certain affiliated mutual funds. Shareholder accounting and administrative fees earned during the period totaled $7.2 million, of which $770,000 is included within other receivables at December 31, 2006.

During the period, the Company participated in the placement of several new issues of mutual funds managed by an affiliate and also distributed affiliate products.

The Company provides fully-disclosed securities clearing, execution and administrative support to affiliates and also receives product-servicing support and administrative services from various affiliates.
In December 2006, the Company paid $5.0 million of an affiliate's outstanding debt. As of December 31, 2006, a receivable from this affiliate approximated $2.1 million. Such amount is expected to be repaid to the Company during 2007 and will be recoverable upon the sale of the Hilliard Lyons Center Building.

**14. Income Taxes**

A deferred tax asset of $5.0 million is included on the statement of financial condition. A deferred tax liability of $0.8 million is included in other liabilities on the statement of financial condition. Temporary differences, which give rise to the deferred taxes, are deferred sales bonuses, other reserves and accelerated depreciation. The Company has a deferred tax asset of $0.3 million for state net operating losses in states where the Company has ceased doing business. Management believes the asset will not be realized and has set up an equivalent valuation allowance.

**15. NYSE-Archipelago Merger**

On December 6, 2005, the New York Stock Exchange ("NYSE") and Archipelago Holdings, Inc. ("Archipelago") approved and adopted a merger agreement providing for the combination of the NYSE and Archipelago under a new holding company, NYSE Group, Inc. ("NYSE Group"). On March 8, 2006, the merger date, the Company received $404,640 and 78,601 shares of NYSE Group common stock valued at $5.1 million (before liquidity discount) for its NYSE membership seat. The shares are subject to certain restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors removes or reduces the transfer restrictions earlier. On May 10, 2006, the NYSE Group entered into a secondary offering underwriting agreement for shares of NYSE Group common stock. The Company sold 50,880 shares as part of the secondary offering for $3.1 million. On December 19, 2006, the Company transferred its' remaining 27,721 shares to an affiliate, as permitted by the Certificate of Incorporation of the NYSE Group, at a price which approximates fair market value and received cash of $2.0 million.

* * * * * *

*Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of December 31, 2006, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.*



**Deloitte & Touche LLP**
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
Fax: +1 412 338 7380
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

February 23, 2007

J.J.B. Hilliard, W.L. Lyons, Inc.
PNC Plaza
Louisville, KY 40202

In planning and performing our audit of the statement of financial condition of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") as of December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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